Exhibit 99.1

Legend Biotech Reports Second Quarter 2020 Financial Results

SOMERSET, N.J.—(BUSINESS WIRE)—August 28, 2020—Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today reported financial results for the quarter ended June 30, 2020.

“Legend Biotech continues to execute on our corporate strategy, advancing the development of our lead product candidate, ciltacabtagene autoleucel (cilta-cel), in collaboration with Janssen Biotech, Inc. as well as our other pipeline programs,” said Frank Zhang, Ph.D., Chief Executive Officer and Chairman of the Board of Legend Biotech. “We look forward to presenting data from the CARTITUDE-1 study at a major medical conference in the second half of 2020.”

Second Quarter 2020 & Recent Highlights

•

Collaborative Research and License Agreement with Noile-Immune Biotech. On April 27, 2020, Legend Biotech entered into a collaborative research and license agreement with Noile-Immune Biotech Inc. pursuant to which Legend Biotech obtained a license to develop and commercialize next-generation CAR-T and/or TCR-T cell therapies incorporating Noile-Immune’s PRIME (proliferation-inducing and migration-enhancing) technology for up to two targets for all indications.

•

Updated Results from Janssen sponsored Phase 1b/2 CARTITUDE-1 study. On May 13, 2020, Legend Biotech announced positive follow up data (median of 11.5 months) from the Phase 1b portion of the CARTITUDE-1 study evaluating cilta-cel[1] (JNJ-4528) in heavily pretreated patients with relapsed or refractory multiple myeloma (RRMM).

•	Appointment of Three New Directors. In May 2020, Dr. Corazon (Corsee) Dating Sanders, Dr. Darren Ji, and Mr. Philip Yau joined Legend Biotech’s Board of Directors.

•	Successful Initial Public Offering. On June 9, 2020, Legend Biotech successfully completed its initial public offering for total gross proceeds of approximately $487.3 million.

•

Appointment of Dr. Frank Zhang as CEO. On August 1, 2020, the Board of Directors of Legend Biotech appointed Dr. Frank Zhang to serve as Chief Executive Officer, succeeding Dr. Yuan Xu upon her resignation.

•

First Breakthrough Therapy Designation from China CDE. On August 5, 2020, Legend Biotech announced that the China Center for Drug Evaluation (“CDE”), National Medical Products Administration recommended Breakthrough Therapy Designation (“BTD”) for cilta-cel for the treatment of adults with relapsed/refractory multiple myeloma. The designation was granted on August 13, 2020, making cilta-cel the first investigational product to obtain BTD in China.

[1]

Ciltacabtagene autoleucel (cilta-cel) refers to both JNJ-4528 (the identifier for the investigational product being studied outside of China) and LCAR-B38M CAR-T cell (the identifier for the investigational product being studied in China), both of which identify the same CAR-T cell therapy.

Key Upcoming Milestones

•	Legend Biotech, in collaboration with Janssen Biotech, Inc., anticipates the presentation of data from the CARTITUDE-1 study at a major medical conference in the second half of 2020.

•

Janssen Biotech, Inc., Legend Biotech’s collaboration partner, expects to initiate the BLA filing for cilta-cel to the U.S. FDA by the end of 2020 and also expects that a marketing authorization application will be submitted to the European Medicines Agency (“EMA”) in early 2021.

•	Legend Biotech expects to use the data from CARTIFAN-1 in support of a regulatory submission for approval in China in 2021.

•	Legend Biotech intends to submit an IND application for LB1901 in relapsed or refractory T cell Lymphoma (“TCL”) in the second half of 2020.

The extent to which the COVID-19 may impact our business and clinical trials is highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak and social distancing regulations, travel restrictions, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Financial Results for the Quarter Ended June 30, 2020

Cash and Cash Equivalents:

As of June 30, 2020, Legend Biotech had approximately $562.4 million of cash and cash equivalents and approximately $75.6 million in time deposits.

Revenue

Revenue for the three months ended June 30, 2020 was $11.6 million compared to $10.1 million for the three months ended June 30, 2019. This increase of $1.5 million was primarily due to additional milestone payments from Janssen Biotech, Inc. that were achieved in late 2019, which resulted in additional consideration being allocated to steering committee service for the three month ended June 30, 2020. Revenue for the three months ended June 30, 2020 and June 30, 2019 consisted of recognition of upfront and milestone payments allocated to steering committee service pursuant to the license and collaboration agreement with Janssen Biotech, Inc. Legend Biotech has not generated any revenue from product sales to date.

Research and Development Expenses

Research and development expenses for the three months ended June 30, 2020 were $53.6 million compared to $32.6 million for the three months ended June 30, 2019. This increase of $21.0 million was primarily due to a higher number of clinical trials, a higher number of patients enrolled in those trials and a higher number of research and development product candidates in the three months ended June 30, 2020.

Administrative Expenses

Administrative expenses for the three months ended June 30, 2020 were $4.5 million compared to $1.6 million for the three months ended June 30, 2019. This increase of $2.9 million was primarily due to Legend Biotech’s expansion of supporting administrative functions to aid continued research and development activities.

Selling and Distribution Expenses

Selling and distribution expenses for the three months ended June 30, 2020 were $9.6 million compared to $5.0 million for the three months ended June 30, 2019. This increase of $4.6 million was primarily due to increased costs associated with commercial preparation activities for cilta-cel.

Other Income and Gains

Other income and gains for the three months ended June 30, 2020 was $1.3 million compared to $1.2 million for the three months ended June 30, 2019.

Fair Value Loss of Convertible Redeemable Preferred Shares

For the three months ended June 30, 2020, Legend Biotech reported a one-time non-cash charge of $80.0 million caused by changes of fair value of Series A convertible redeemable preferred shares (Series A Preferred Shares). Upon listing on the Nasdaq Global Market, all outstanding Series A Preferred Shares were converted into ordinary shares of Legend Biotech and all accrued but unpaid dividends were settled in the form of ordinary shares of Legend Biotech.

Loss for the Period

For the three months ended June 30, 2020, net loss was $134.9 million, or $0.63 per share, compared to a net loss of $28.8 million, or $0.14 per share, for the three months ended June 30, 2019.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 700 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech, Inc. to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; the anticipated timing of, and ability to progress, clinical trials; the ability to make, and the timing of, regulatory submissions in the United States, Europe and Asia, including the BLA filing for cilta-cel to the U.S. FDA, the submission of a marketing authorization application for cilta-cel to the EMA, and the submission of an IND LB1901 in relapsed or refractory TCL; the ability to generate, analyze and present data from clinical trials; patient enrollment; and the potential benefits of our product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Three months ended June 30		Six months ended June 30
(in thousands, US$, except share and per share data)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

REVENUE	11,600	10,087	23,146	20,140
Other income and gains	1,265	1,221	3,796	4,073
Research and development expenses	(53,567)	(32,640)	(101,570)	(53,929)
Administrative expenses	(4,508)	(1,607)	(7,938)	(2,712)
Selling and distribution expenses	(9,557)	(5,030)	(16,102)	(7,786)
Other expenses	(37)	(478)	(82)	(625)
Fair value loss of convertible redeemable preferred shares	(79,984)	—	(79,984)	—
Finance costs	(88)	(19)	(4,079)	(57)

LOSS BEFORE TAX	(134,876)	(28,466)	(182,813)	(40,896)

Income tax (expense)/credit	—	(336)	3,709	(336)

LOSS FOR THE PERIOD	(134,876)	(28,802)	(179,104)	(41,232)

Attributable to:
Equity holders of the parent	(134,876)	(28,802)	(179,104)	(41,232)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Ordinary shares—basic	(0.63)	(0.14)	(0.86)	(0.21)

Ordinary shares—diluted	(0.63)	(0.14)	(0.86)	(0.21)

Ordinary shares used in loss per share computation:
Ordinary shares—basic	215,551,887	200,000,000	207,775,944	200,000,000

Ordinary shares—diluted	215,551,887	200,000,000	207,775,944	200,000,000

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2020 AND DECEMBER 31, 2019

	June 30, 2020 (Unaudited)	December 31, 2019
(in thousands, US$)

NON-CURRENT ASSETS
Property, plant and equipment	88,589	70,079
Advance payments for property, plant and equipment	2,121	665
Right-of-use assets	7,786	9,348
Intangible assets	978	519

Total non-current assets	99,474	80,611

CURRENT ASSETS
Inventories	1,668	1,157
Trade receivables	—	29,991
Prepayments, other receivables and other assets	33,517	16,777
Pledged short-term deposits	256	256
Time deposits	75,559	75,559
Cash and cash equivalents	562,391	83,364

Total current assets	673,391	207,104

Total assets	772,865	287,715

CURRENT LIABILITIES
Trade and notes payables	6,976	9,586
Other payables and accruals	60,429	70,854
Lease liabilities	1,314	1,027
Contract liabilities	46,312	46,294

Total current liabilities	115,031	127,761

NON-CURRENT LIABILITIES
Contract liabilities	254,714	277,765
Lease liabilities	2,119	5,058

Total non-current liabilities	256,833	282,823

Total liabilities	371,864	410,584

EQUITY
Share capital	26	20
Reserves/(deficits)	400,975	(122,889)

Total ordinary shareholders’ equity/(deficit)	401,001	(122,869)

Total equity/(deficit)	401,001	(122,869)

Total liabilities and equity	772,865	287,715

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Three months ended June 30		Six months ended June 30
(in thousands, US$)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)

LOSS BEFORE TAX	(134,876)	(28,466)	(182,813)	(40,896)

CASH FLOWS USED IN OPERATING ACTIVITIES	(56,885)	(38,766)	(102,681)	(43,025)

CASH FLOWS USED IN INVESTING ACTIVITIES	(9,212)	(36,031)	(26,711)	(150,909)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	459,803	(7,177)	608,558	21,500

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	393,706	(81,974)	479,166	(172,434)
Effect of foreign exchange rate changes, net	(112)	(16)	(139)	(11)
Cash and cash equivalents at beginning of the period	168,797	119,711	83,364	210,166

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	562,391	37,721	562,391	37,721

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	638,206	149,032	638,206	149,032

Less: Pledged short-term deposits	256	250	256	250
Time deposits	75,559	111,061	75,559	111,061

Cash and cash equivalents as stated in the statement of financial position	562,391	37,721	562,391	37,721

Cash and cash equivalents as stated in the statement of cash flows	562,391	37,721	562,391	37,721

Media and Investor Relations:

Jessie Yeung, Head of Corporate Finance and Investor

Relations, Legend Biotech jessie.yeung@legendbiotech.com or

investor@legendbiotech.com

Source: Legend Biotech